Exhibit 12
Walgreen Co. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	8/31/2010	8/31/2009	8/31/2008
Income before income taxes and minority interest	$3,373	$3,164	$3,430
Add:	-
Minority interest	-	-	-
Fixed charges	1,100	996	842
Less: Capitalized interest	(12)	(16)	(19)
Earnings as defined	$4,461	$4,144	$4,253

Interest expense, net of capitalized interest	$90	$91	$18
Capitalized interest	12	16	19
Portions of rentals representative of the interest factor	998	889	805
Fixed charges as defined	$1,100	$996	$842

Ratio of earnings to fixed charges	4.1	4.16	5.05